JNL INVESTORS SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



September 27, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  JNL Investors Series Trust
     File Nos: 333-43300 and 811-10041

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 6 to the Registration Statement under the Securities Act of 1933 and
Amendment No. 7 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) the addition of one new fund to be sub-advised Mellon Capital Management Corporation (1) Jackson Perspective VIP Fund;

2) the addition of one new fund to be co-sub-advised by Mellon Capital Management Corporation and Standard & Poor's Investment Advisory Services LLC (1) Jackson Perspective S&P 4 Fund;

3) the addition of four new funds to be sub-advised by PPM America, Inc. (1) Jackson Perspective Core Equity Fund; (2) Jackson Perspective Large Cap Value Fund; (3) Jackson Perspective Mid Cap Value Fund; and (4) Jackson Perspective Small Cap Value Fund;

4) the addition of seven new funds to be sub-advised by Prudential Asset Management (Singapore) Limited (1) Jackson Perspective Asia ex-Japan Fund;
     (2) Jackson Perspective Asian Bond Fund; (3) Jackson Perspective Asian Infrastructure Fund; (4) Jackson Perspective Asian Real Estate Fund; (5) Jackson Perspective China-India Fund; (6) Jackson Perspective Emerging Asia Fund; (7) Jackson Perspective Japan Fund; and

5)   to reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/  Susan S. Rhee

Susan S. Rhee

encs.